UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

BROADVISION, INC.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
111412 10 2
(CUSIP Number)
Dr. Pehong Chen, Honu Holdings LLC
585 Broadway
Redwood City, CA 94063
(650) 542-5100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 8, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	111412 10 2

1	NAMES OF REPORTING PERSONS: Dr. Pehong Chen

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	California

	7	SOLE VOTING POWER:

NUMBER OF		42,079,449

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		42,079,449

WITH	10	SHARED DISPOSITIVE POWER:

		42,079,449

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	42,079,449

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	60.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	111412 10 2

1	NAMES OF REPORTING PERSONS: Honu Holdings LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		34,500,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		34,500,000

WITH	10	SHARED DISPOSITIVE POWER:

		34,500,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	34,500,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	49.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.
Item 1. Security and Issuer
This Statement on Schedule 13D (this “Statement”) relates to the shares of common stock, $0.0001 par value per share ( “Common Stock”), of BroadVision, Inc., a Delaware corporation (“BroadVision”). The principal executive offices of BroadVision are located at 585 Broadway, Redwood City, CA 94063.
Item 2. Identity and Background
This Statement is being filed jointly by Dr. Pehong Chen and Honu Holdings LLC, a Delaware limited liability company (“Honu” and, together with Dr. Chen, the “Reporting Persons”). The agreement among the Reporting Persons relating to the joint filing of this statement is attached to this Schedule 13D as Exhibit 1.
Honu is a newly formed company that was formed to effect the transaction described in Item 3 below and has not engaged in any activities other than incident to its formation and that transaction. Dr. Chen is the sole member of Honu. Dr. Chen is the President, Chief Executive Officer and Chairman of the Board of Directors of BroadVision.
The address of the principal executive office of each of the Reporting Persons is 585 Broadway, Redwood City, CA 94063.
During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
On December 20, 2005, BroadVision entered into a Debt Conversion Agreement (the “Agreement”) with Honu, pursuant to which BroadVision agreed to issue 34,500,000 shares of Common Stock to Honu in a private placement in exchange for total consideration of $15,525,000, consisting of the cancellation of the unpaid principal and $165,001 of accrued and unpaid interest under the Senior Subordinated Secured Convertible Promissory Note of the Company held by Honu (the “Note”). The cancellation of the Note and the issuance of shares contemplated by the Debt Conversion Agreement were effected on March 8, 2006. The Debt Conversion Agreement is attached to this Statement as Exhibit 99.1, and is incorporated by reference herein.
Item 4. Purpose of Transaction
On November 18, 2005, Honu acquired all of BroadVision’s senior secured notes outstanding at the time of such acquisition. Honu and Dr. Chen agreed to enter into the Agreement and cancel the Note in order to relieve BroadVision from the liquidity challenges presented by the Note.
Except as set forth in this Statement, neither Reporting Person has a plan or proposal that relates to or would result in any of the transactions, changes or events described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their holdings in the Common Stock and formulate plans or proposals with respect to the transactions, changes or events described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, but the Reporting Persons have no present intention of doing so.
Item 5. Interest in Securities of the Issuer
(a)-(b) As of the filing date of this Statement, Dr. Chen beneficially owns, and has sole voting and dispositive power with respect to, 42,079,449 shares of Common Stock (representing approximately 60.5% of the Common

Stock), including the 34,500,000 shares of Common Stock (representing approximately 49.6% of the Common Stock) held beneficially and of record by Honu. Honu does not beneficially own, nor does it have voting or dispositive power with respect to, any shares of Common Stock other than the 34,500,000 shares referenced in the prior sentence.
(c)	As stated in Item 3 above, BroadVision issued 34,500,000 shares of Common Stock to Honu on March 8, 2006.

(d)	Not applicable.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
In connection with the Agreement, the Reporting Persons and BroadVision entered into a Registration Rights Agreement dated March 8, 2006, pursuant to which BroadVision agreed to prepare and file a registration statement with the Securities and Exchange Commission to register the resale of the shares of Common Stock issued to Honu on March 8, 2006 pursuant to the Agreement. Other than the Agreement and the Registration Rights Agreement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Statement or between such persons and any other person with respect to the securities of BroadVision, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits
1	Joint Filing Agreement dated March 17, 2006 among Honu Holdings LLC and Dr. Pehong Chen

99.1	Debt Conversion Agreement, dated as of December 20, 2005, by and among BroadVision and Honu Holdings LLC ( Incorporated by reference to Exhibit 10.1 to BroadVision’s Current Report on Form 8-K filed on December 22, 2005)

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 17, 2006

By:	/s/ Pehong Chen
Dr. Pehong Chen

Honu Holdings LLC
By:	/s/ Pehong Chen
Dr. Pehong Chen, Member

INDEX TO EXHIBITS

Exhibit
Number	Document
1	Joint Filing Agreement dated March 17, 2006 among Honu Holdings LLC and Dr. Pehong Chen
99.1	Debt Conversion Agreement, dated as of December 20, 2005, by and among BroadVision and Honu Holdings LLC ( Incorporated by reference to Exhibit 10.1 to BroadVision’s Current Report on Form 8-K filed on December 22, 2005)